UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. )(1)

                                   UNOVA, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   91529B106
              ----------------------------------------------------
                                 (CUSIP Number)

                               February 24, 1998
              ----------------------------------------------------
             Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91529B106

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1     Name of Reporting Person

      S.S. or I.R.S. Identification No. of Above Person

      Perry Corp.

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2     Check the Appropriate Box If a Member of a Group

                                     a. |_|

                                     b. |_|

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3     SEC Use Only

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4     Citizenship or Place of Organization

      New York

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                  5     Sole Voting Power
  Number of

   Shares               3,238,900

Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power

    Each
  Reporting             NONE

   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        3,238,900

                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        NONE

                        --------------------------------------------------------

--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      3,238,900 shares

--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      5.9%

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12    Type of Reporting Person

      CO

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                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91529B106

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1     Name of Reporting Person

      S.S. or I.R.S. Identification No. of Above Person

      Richard C. Perry

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group

                                     a. |_|

                                     b. |_|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      United States

--------------------------------------------------------------------------------
                  5     Sole Voting Power
  Number of

   Shares               3,238,900

Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power

    Each
  Reporting             NONE

   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        3,238,900

                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        NONE

                        --------------------------------------------------------

--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      3,238,900

--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      5.9%

--------------------------------------------------------------------------------
12    Type of Reporting Person

      IN

--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).     NAME OF ISSUER:
                  Unova, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  360 North Crescent Drive
                  Beverly Hills, CA  90210

ITEM 2(a).     NAME OF PERSON FILING:

               This statement is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry. Perry Corp. is a private investment firm and Richard C. Perry is the President and sole stockholder of Perry Corp.

               See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  599 Lexington Avenue
                  New York, NY  10022

ITEM 2(c).     CITIZENSHIP:

                  Perry Corp. is a New York corporation, and Richard C. Perry is a citizen of the United States.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).     CUSIP NUMBER:
                  91529B106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable

ITEM 4.        OWNERSHIP

               (a)    AMOUNT BENEFICIALLY OWNED:
                      3,238,900 shares

               (b)    PERCENT OF CLASS:
                      5.9%

               (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                      (i)     Sole power to vote or to direct the vote:
                              3,238,900 shares

                      (ii)    Shared power to vote or to direct the vote:
                              NONE

                      (iii) Sole power to dispose or to direct the disposition of: 3,238,900 shares

                      (iv) Shared power to dispose or to direct the disposition of:
                              NONE

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable

ITEM 10.       CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   PERRY CORP.

Dated: March 6, 1998
       New York, New York                By: /s/
                                             ---------------------------------
                                             Name: Richard C. Perry
                                             Title: President

Dated: March 6, 1998
       New York, New York                By: /s/
                                             ---------------------------------
                                             Name: Richard C. Perry

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

               The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Unova, Inc. and hereby affirms that such Schedule 13G is being filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                             PERRY CORP.

Dated: March 6, 1998
       New York, New York                By: /s/
                                             ---------------------------------
                                             Name: Richard C. Perry
                                             Title: President

Dated: March 6, 1998
       New York, New York                By: /s/
                                             ---------------------------------
                                             Name: Richard C. Perry